SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 30, 2006

Commission File Number 1-14846

 AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
 South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – **AngloGold Ashanti comments on potential power shortage in Ghana**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA15.06

30 August 2006

AngloGold Ashanti comments on potential power shortage in Ghana

AngloGold Ashanti has been advised in Ghana by the Volta River Authority (VRA) that it is possible that the company will be required to reduce its electrical power consumption, primarily due to water shortages impacting the VRA's power generating facilities. AngloGold Ashanti, as part of the local Chamber of Mines, is meeting with the VRA to examine means of addressing potential disruptions to power supply. It is not clear at this time what the consequences of power shortages will be for the company's operations in Ghana. This will depend on the outcome of discussions with the VRA and mitigating steps that might be taken to conserve power utilisation. The company will comment on potential impacts at Obuasi, Iduapriem and Bibiani once these discussions have been concluded.

ENDS

Queries

South Africa	Tel:	Mobile:	E-mail:	
Charles Carter	+27 (0) 11 637 6385	+27 (0) 82 330 5373	cecarter@AngloGoldAshanti.com	
Steve Lenahan	+27 (0) 11 637 6284	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 30, 2006

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary